Exhibit 99.1

COPA HOLDINGS, S.A.

Complejo Business Park, Torre Norte

Urbanización Costa del Este, Parque Lefevre

P.O. Box 0816-06819

Panama City, Republic of Panama

______________________

NOTICE OF 2021 ANNUAL MEETING OF SHAREHOLDERS

To be held May 5, 2021

______________________

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Annual Meeting”) of Copa Holdings, S.A. (the “Company”) will be held at Copa Airlines’ headquarters, located at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama on May 5th, 2021, at 4:30 p.m. EST (3:30 p.m. Local Time) , subject to any applicable social distancing measures and any other recommendations by local health authorities.  At the Annual Meeting the following matters will be considered and voted upon:

1. By the Class A Shareholders of the Company, to approve the nomination of Messrs. Jose Castañeda and John Connor (also known as Josh Connor), as per the recommendation of the Nominating Committee, as nominees for election as independent directors of the Company to hold office for a period of two years to expire on the annual meeting to be held in 2023.

2. By the Class B Shareholders of the Company, the election, as per the recommendation of the Nominating Committee, of the following directors including the independent directors named above:  Messrs. Stanley Motta, Jaime Arias, Jose Castañeda and John Connor for a period of 2 years to expire on the annual meeting to be held in 2023.

The holders of record of the Company’s Class A common stock at the close of business on March 24, 2021 are entitled to notice of the Annual Meeting for purposes of approval of paragraph 1 above. In accordance with the Company’s Amended Articles of Incorporation, each Class A shareholder has granted a general proxy to the Chairman of the Company’s board of directors or any person designated by the Chairman to represent them and vote their shares on their behalf at any shareholders’ meeting. The general proxy may be revoked by written notice received by the Chairman of the Company at the address above at least ten (10) days prior to such meeting.  The holders of record of the Company’s Class B common stock at the close of business on March 24, 2021 are entitled to notice of, and to vote at, the Annual Meeting.

In addition, the Executive President will present a report of the performance of the Company during 2020 and its perspectives for 2021.

PROXY REVOCATION FORM

The undersigned, beneficial owner of __________ Class A shares of COPA HOLDINGS, S.A. (the “Company”), a Panamanian corporation duly registered at the New York Stock Exchange, hereby revokes, solely for purposes of the General Meeting of Shareholders to be held on May 5 of 2021, the general proxy granted to the Chairman of the Company’s board of directors or any person designated by the Chairman to represent the Class A shareholders and vote their shares on their behalf at any shareholders’ meeting, in accordance with the Company’s Articles of Incorporation

This proxy revocation needs to be received by the Chairman of the Company at the address listed below at least ten (10) days prior to such meeting.

Stanley Motta

Chairman

COPA HOLDINGS, S.A.

Complejo Business Park, Torre Norte

Urbanización Costa del Este, Parque Lefevre

P.O. Box 0816-06819

Panama City, Republic of Panama

A digital copy should be sent to Raúl Pascual

Director of Investor Relations

COPA HOLDINGS, S.A.

rpascual@copaair.com

Phone:  (+507) 304-2774

Fax:  (+507) 304-2447

Date: __________________

_______________________________

        Name:

        Passport / Identity Card No.